USELL.COM, INC.

245 North Ocean Blvd., Suite 306

Deerfield Beach, FL 33441

November 6, 2012

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	usell.com, Inc. (formerly known as Upstream Worldwide, Inc.)

Response letter to SEC’s October 18, 2012 letter

Form 10-K for the fiscal year ended December 31, 2011

Filed March 30, 2012

Form 10-Q for the quarter ended June 30, 2012

Filed August 13, 2012

File No. 0-50494

Dear Mr. Spirgel:

Please find our responses to the comments received from you in your letter dated October 18, 2012 related to the Form 10-K for the year ended December 31, 2011 and the Form 10-Q for the three and six months ended June 30, 2012 for usell.com, Inc. (“usell” or the “Company”).

Form 10-Q for the quarter ended June 30, 2012

Financial Statements, page 3

Note 2 – Significant Accounting Policies, page 7

Cash, page 8

1.             Please tell us and disclose whether your cash balance includes short-term, highly liquid investments that are (a) readily convertible to known amounts of cash and (b) so near maturity that they present little interest rate risk, defined as investments with original maturities of three months or less.

Response to Comment No. 1:

Our cash is held in a money-market account and checking account at a major international bank. We transfer money from the money-market account to the checking account on an as-needed basis. The Company will expand its disclosure in future filings.

Mr. Larry Spirgel,

Assistant Director

Securities and Exchange Commission

November 6, 2012

Revenue Recognition, page 9

Comment No. 2

2.             In regards to Consumer Electronics Referrals, please explain and disclose, here and elsewhere, how you and your “partners” determine the fee for providing them with customers. Also, if the fee structure is different for each major customer, please explain each structure.

Response to Comment No. 2:

All of our partners pay identical fees per referral which is based on a tiered structure. The Company receives a higher fee for premium phones such as smartphones and iphones and a lower fee for non-premium phones. The fees are arbitrarily determined. The Company will expand its disclosure in future filings.

Note 6 – Stockholders’ Equity (Deficit), page 14

Convertible Series A Preferred Stock, page 14

Comment No. 3:

3.             We note that in December 2011 and in January 2012 you issued a total of 7,006,000 shares of 2011 Series A PS. We also note that as a result of the June 8, 2012 reverse split, 5,356,000 shares of your 2011 Series A PS were automatically converted into 26,780,000 shares of your common stock. As a result, it appears that as of June 30, 2012 you had a total of 1,650,000 shares of your Series A PS outstanding. Tell us what you mean by “we recorded a loss of $4,322,947 during the second quarter of 2012, representing the net change in the fair value of the derivative liability pertaining to the 2011 Series A PS from the date of conversion through June 30, 2012”. In this regard, please note that at the conversion date of a convertible instrument, the derivative liability that resulted from the bifurcation of the convertible feature no longer exists. Also, tell us whether the $4,322,947 loss relates to the change in the fair value of the 1,650,000 Series A PF shares that were not converted in connection with the reverse split. Tell us, and justify, the fair value of the common stock you used in your Black-Scholes option pricing model to calculate the $4,322,947 loss.

Response to Comment No. 3:

When the Company stated, “we recorded a loss of $4,322,947 during the second quarter of 2012, representing the net change in the fair value of the derivative liability pertaining to the 2011 Series A PS from the date of conversion (June 8, 2012) through June 30, 2012,” the Company specifically meant that the loss of $4,322,947 relates to the change in the fair value of the remaining1,650,000 shares of 2011 Series A PS that were not converted in connection with the reverse split from the date of conversion through June 30, 2012. The Company will adjust its disclosure accordingly in future filings.

Mr. Larry Spirgel,

Assistant Director

Securities and Exchange Commission

November 6, 2012

The Company acknowledges with respect to the 5,356,000 shares of Series A PS that automatically converted into 26,780,000 shares of common stock, the derivative liability that resulted from the bifurcation of the embedded conversion feature no longer existed. The Company believes this is disclosed in Note 5 – Stockholders’ Equity (Deficit): Convertible Series A Preferred Stock, page F-15, whereby the Company says, “The Company determined that the fair value of the derivative liability pertaining to the 2011 Series A PS immediately prior to the conversion was $210,197… The Company recorded a gain of $139,821 at that time, representing the net change in the fair value of the derivative liability pertaining to the 2011 Series A PS from March 31, 2012 through the date of conversion. The Company then wrote off $160,693 of the $210,197 derivative liability, representing the value of the 5,356,000 shares of 2011 Series A PS that converted as described above, to additional paid in capital.”

The $4,322,947 loss was calculated as the difference in the fair value of the derivative liability on the 1,650,000 shares of 2011 Series A PS that were not converted in connection with the reverse split from the date of conversion (June 8, 2012) through June 30, 2012. The Company believes it is important to note that the conversion price pertaining to the 2011 Series A PS was not subject to the reverse split. Accordingly, the number of 2011 Series A PS and the respective conversion price were not adjusted. The Company utilized the closing price of the Company’s common stock, as reported on www.NASDAQ.com, on June 7, 2012 in our Black-Scholes option pricing model to calculate the fair value of the derivative liability immediately prior to the conversion ($210,197).

The Company calculated the fair value of the derivative liability immediately prior to the conversion ($210,197) on the 7,006,000 shares of 2011 Series A PS using the closing price of the Company’s common stock in order to determine the portion of the mark to market change in the derivative liability pertaining to the 7,006,000 shares of 2011 Series A PS from March 31, 2012 through the date of conversion ($139,821). The Company reclassified $160,693 of the $210,197 derivative liability pertaining to the 5,356,000 shares of 2011 Series A PS that were converted to additional paid in capital since the derivative liability from the embedded conversion feature no longer existed. The remaining balance of the derivative liability on June 7, 2012 of $49,504 pertained to the remaining outstanding 1,650,000 shares of 2011 Series A PS that were not converted. The above can be shown as follows:

Mr. Larry Spirgel,

Assistant Director

Securities and Exchange Commission

November 6, 2012

7,006,000 shares of 2011 Series A PS:
Fair Value of Derivative Liability on March 31, 2012	$350,018
Fair Value of Derivative Liability Immediately Prior to Conversion	210,197
Change in Fair Value of Derivative Liability from March 31, 2012
through Conversion Date	$139,821

1,650,000 shares Not Converted:
Fair Value of Derivative Liability on 7,006,000 Shares Immediately Prior
to Conversion	$210,197
Fair Value of Derivative Liability on 5,356,000 Shares Converted Shares	160,693
Fair Value of Derivative Liability on 1,650,000 Shares Not Converted
Immediately Prior to Conversion	$49,504

Fair Value of Derivative Liability on 1,650,000 Shares Not Converted
Immediately Prior to Conversion	49,504
Fair Value of Derivative Liability on 1,650,000 Shares Not Converted
on June 30, 2012	4,372,451
Change in Fair Value of Derivative Liability	(4,322,947)

The Company utilized the closing price of the Company’s common stock, as reported on www.NASDAQ.com, on June 30, 2012 in our Black-Scholes option pricing model to calculate the fair value of the derivative liability on June 30, 2012.

The significant change in the fair value of the derivative liability is primarily attributable to the change in the fair value of the common stock, from $0.006 immediately prior to the conversion, to $0.53 on June 30, 2012. The change in the value of the common stock is mainly attributable to the effect of the 1-for-52.4846 reverse stock split on June 8, 2012. This caused a significant increase in the derivative liability utilizing the Black-Scholes option pricing model. The Company also noted that the exercise price of the 2011 Series A PS did not change as a result of the reverse split given the preferences of such shares.

Common Stock, page 17

Comment No. 4:

4.             We note that you issued fully vested shares of common stock to your Co-Chairman and contractors. We also note on page 17 that you recorded the fair value of the shares issued to the Co-Chairman and the contractor as a prepaid expense and are amortizing the expense over the expected remaining service term. Considering that the shares are fully vested, tell us how you considered ASC 505-50 and ASC 718 in your accounting.

Mr. Larry Spirgel,

Assistant Director

Securities and Exchange Commission

November 6, 2012

Response to Comment No. 4:

During June 2012, the Company issued 2,500,000 fully vested shares of common stock, having a fair value of $787,500, to its Co-Chairman. The shares were issued as compensation for service on the Company’s Board of Directors for a one-year period. The Company recorded the amount as prepaid expense and were amortizing the expense over the expected remaining service term. The Company recorded $328,125 during the second quarter of 2012 as expense relating to this grant.

ASC 718-10-35-2 states that compensation cost for an award of a share-based employee compensation shall be recognized over the requisite service period. ASC 718 defines ‘requisite service period’ as the period during which an employee is required to provide service in exchange for an award. The requisite service period that has only a service condition is presumed to be the vesting period, unless there is clear evidence to the contrary.

Management determined, based on its interpretation of the above literature, that although the shares granted to the Co-Chairman were fully vested, management expected that he would provide future services. Management viewed the above in a manner similar to one in which if he had been paid cash in advance for a future service to be provided, even if non-refundable, the expense would initially be recorded as a prepaid expense and amortized over the service term. In arriving at this expectation, management considered Mr. Zyman’s background as Chief Marketing Officer of the Coca Cola Company and his business reputation. Therefore, the compensation cost related to the shares awarded to the Co-Chairman was being recognized over the service term of one year.

After discussions with the Staff and the Company independent registered auditors, our management has determined that since the shares were granted to a Board member, the shares were fully vested, and there was no written agreement with a stated service term, the full amount of the fair value related to these shares should have been expensed as of June 30, 2012. After discussions with management, the Company’s Audit Committee approved the restatement. Accordingly, the Company will restate its financial statements for the three and six months ended June 30, 2012 to properly reflect the expense of $787,500 related to issuance of the fully vested shares to its Co-Chairman as of June 30, 2012. This will result in a decrease to prepaid expenses and other current assets and an increase to our net loss as of and for the three and six months ended June 30, 2012 of $459,375.

During June 2012, the Company granted 1,160,000 fully vested shares of common stock, having a fair value of $365,400, to a contractor for services to be provided over a one-year period as provided in a written agreement with the contractor. The contractor was an independent third party who was providing business consulting services.

The Company utilized the above interpretation of ASC 718, as well as its interpretation of ASC 505, in determining the manner in which to recognize the compensation cost associated with the shares granted to the contractor. While ASC 505-50 does not specifically address either the period or the manner (i.e., capitalize versus expense) in which cost associated with awards issued to nonemployees for goods or services must be recognized, it does state, in ASC 505-50-25-4, that entities are required to use the same period and the same method they would use if the entity issuing the awards had paid cash for the goods or services. Additionally, ASC 505-50-25-6 states that a grantor shall recognize the goods acquired or services rendered in a share-based payment transaction when it obtains the goods or as services are received. A grantor may need to recognize an asset before it actually receives goods or services if it first exchanges share-based payment for an enforceable right to receive those goods or services. Nevertheless, the goods or services themselves are not recognized before they are received.

Mr. Larry Spirgel,

Assistant Director

Securities and Exchange Commission

November 6, 2012

In accordance with the guidance mentioned in the preceding paragraph, management determined that since the contractor was an independent third party and there was a written agreement with a stated term, the expense should initially be recorded as a prepaid expense and amortized over the service period of one year. Accordingly, the Company recorded $152,250 during the second quarter of 2012 as expense pertaining to this grant.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 21

Comment No. 5:

5.             Although you offer a brief explanation elsewhere, in your Company Overview section please provide a detailed discussion of the changes in your business model since the company’s inception and their underlying reasons. Also, provide a quantitative overview of how and why revenues and corresponding costs have plunged since your inception.

Response to Comment No. 5:

The Company will expand its disclosure in future filings.

Results of Operations, page 22

Comment No. 6:

6.             Please expand/revise your discussion under results of operations for all periods to provide a more robust explanation for the changes in line items within your statements of income.

a.	For example, provide a more detailed discussion about what you mean when you state that revenue “demonstrates a strong correlation to our level of spending on advertising and marketing.”
b.	Describe how you earn revenues “by earning fees for providing [y]our partners with customers.” Furthermore, you may consider quantifying by providing the number of referrals that were made during the period.

Mr. Larry Spirgel,

Assistant Director

Securities and Exchange Commission

November 6, 2012

c.	Furthermore, you may want to consider expanding disclosures on your business model and detail how you expect to generate revenue by providing small consumer electronic customers to your partners that comprises the majority of our revenue in 2012.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Response to Comment No. 6:

The Company will expand/revise its disclosure in future filings.

7.             We note on page 7 that you stopped offering to purchase precious metals in the United Kingdom and European markets during the fourth quarter of 2010 and in Canada and in the United States in early 2011. We also note that by mid-2011, you further adapted your business strategy and stopped offering to purchase cellular phones directly although continued to service packs coming in from prior precious and cellular advertising campaigns. In view of the change in business model, please expand your discussion of the operating results to quantify separately revenues generated from the sale of precious metals, cellular phones and from the fees generated from customer electronics referrals.

Response to Comment No. 7:

The Company will expand its discussion on where revenues were generated from as requested in future filings.

8.             We note the significant other expense for the six months ended June 30, 2012 resulting from the change in the market value of the derivative liability pertaining to your 2011 Series A preferred stock. Please expand your discussion to address the reasons behind this change in market value. Such discussion should clarify the reasons for management’s decision to offer price protection and the impact on any future capital raising.

Response to Comment No. 8:

The Company will expand its disclosure in future filings. Also, please refer to the Company’s response to Comment No. 3.

Liquidity and Capital Resources, page 23

Comment No. 9:

9.             Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying that components of working capital changed does not provide a sufficient basis to analyze your cash flow from operating activities. Refer to the Interpretive Guidance in SEC Release 33-8350.

Mr. Larry Spirgel,

Assistant Director

Securities and Exchange Commission

November 6, 2012

Response to Comment No. 9:

The Company will revise its disclosure in future filings.

Comment No. 10:

10.             As you must provide disclosure regarding your historical financing arrangements and their importance to cash flows, please discuss and analyze the sale of convertible preferred stock during 2011 and 2012 and address the effects of dilutive issuances on the company’s liquidity, capital resources and results of operations

Response to Comment No. 10:

The Company will expand its disclosure in future filings.

Comment No. 11

11.             In order for readers to identify known material cash requirements, you should consider and disclose whether the following information would have a material impact on liquidity (discussion of immaterial matters, and especially generic disclosure or boilerplate, should be avoided):

•	funds necessary to maintain current operations, complete projects underway and achieve stated objective or plans;

•	commitments for capital or other expenditures;

•	the reasonably likely exposure to future cash requirements associated with known trends or uncertainties; and

•	an indication of the time periods in which resolution of the uncertainties is anticipated.

Response to Comment No. 11:

The Company will expand its disclosure on liquidity in future filings.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Larry Spirgel,

Assistant Director

Securities and Exchange Commission

November 6, 2012

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Daniel Brauser

Daniel Brauser, President